FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
                For the period of 14 February 2005 to 6 May 2005

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated 14 February 2005 announcing Holding(s) in Company
2.  News release dated 24 February 2005 announcing Preliminary Announcement
3.  News release dated 24 February 2005 announcing Co-promotion of Frova
4.  News release dated 24 February 2005 announcing Placing and Open Offer
5.  News release dated 21 March 2005 announcing Result of EGM
6.  News release dated 31 March 2005 announcing Oncology Research
7.  News release dated 31 March 2005 announcing Holding(s) in Company
8.  News release dated 31 March 2005 announcing Holding(s) in Company
9.  News release dated 12 April 2005 announcing Endo/Serena launch RALLY
10. News release dated 13 April 2005 announcing Director Shareholding
11. News release dated 22 April 2005 announcing Holding(s) in Company
12. News release dated 26 April 2005 announcing Annual Report and Accounts

Enclosure 1


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Vernalis plc

2. Name of shareholder having a major interest
Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notification is in respect of beneficial ownership by shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) A/C 914945                             34,578
HSBC Global Custody Nominee (UK) A/C 775245                            471,701
HSBC Global Custody Nominee (UK) A/C 357206                          3,469,307
HSBC Global Custody Nominee (UK) A/C 747381                            283,454
HSBC Global Custody Nominee (UK) A/C 866203                            219,670
HSBC Global Custody Nominee (UK) A/C 916681                              8,000
HSBC Global Custody Nominee (UK) A/C 360509                            187,634
                                                        TOTAL        4,674,344

5. Number of shares / amount of stock acquired
Not Disclosed

6. Percentage of issued class
Not Disclosed

7. Number of shares / amount of stock disposed
Not Applicable

8. Percentage of issued class
Not Applicable

9. Class of security
Ordinary 5p shares

10. Date of transaction
Not Disclosed

11. Date company informed
10 February 2005

12. Total holding following this notification
4,674,344

13. Total percentage holding of issued class following this notification Three Percent (3%)

14. Any additional information

15. Name of contact and telephone number for queries
Tony Weir, Chief Financial Officer, + 44 (0)118 977 3133

16. Name and signature of authorised company official responsible for making this notification
Tony Weir, Chief Financial Officer

Date of notification
14 February 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



END

Enclosure 2

24 February 2005

                   Vernalis: Preliminary Announcement for the
                          year ended 31 December 2004

Vernalis plc (LSE: VER, Nasdaq: VNLS) today makes its Preliminary Announcement for the year ended 31 December 2004.

During 2004 Vernalis has been transformed, completing three significant deals and is now one of Europe's leading biotechnology companies. Early in the year, the North American rights to frovatriptan were reacquired and these rights were subsequently re-licensed to Endo Pharmaceuticals Inc, which Vernalis believes is an ideal partner to exploit fully the potential of the product. Two additional collaborations with Biogen Idec and Novartis further demonstrated the company's ability to complete valuable, innovative, commercial collaborations. These deals enabled the cash and short term investments of the Company to increase to GBP33.3 million (2003: GBP24.2 million) and also served to validate Vernalis' research capability. The company has one marketed product, frovatriptan, for the acute treatment of migraine, and five products in clinical development. Value for shareholders will be generated through progression of the product portfolio and further participation in consolidation of the biotechnology sector.

Highlights

Financial

- Revenue: GBP15.2 million (Eight months ended 31 December 2003: GBP8.6 million)
- Loss decreased for the period to GBP29.2 million (Eight months ended 31 December 2003: GBP34.2 million)
- Cash and short term investments at 31 December 2004 of GBP33.3 million (2003: GBP24.2 million) bolstered in 2004 by payments from Biogen Idec, Novartis and Endo
- Fully underwritten Placing and Open Offer to raise GBP30.3 million (before expenses) announced today (see separate announcement)

Frovatriptan

- North American rights to frovatriptan reacquired from Elan and re-licensed to Endo Pharmaceuticals.
- Re-launch of frovatriptan in USA by Endo with the commitment of an increased sales force and revised marketing focus on the benefits of a long duration of action.
- Additional approval of frovatriptan for the treatment of acute migraine in Canada and launches in countries including Spain, Greece and Italy.
- Completion of recruitment of Phase III safety study of frovatriptan for the short-term prophylaxis of menstrually-related migraine (MRM).
- Start of Phase III efficacy study to support a label extension for prophylaxis of MRM. Regulatory filing expected in H1 2006.
- Option to co-promote frovatriptan in the United States exercised (see separate announcement)

Product Portfolio

- Start of a Phase I clinical trial of a selective inhibitor of MMP-12
  (matrix metalloprotease inhibitor-12); the first compound to enter the clinic resulting from the collaboration with Serono.
- Positive results from an initial Phase II proof of concept study of V10153 in acute myocardial infarction patients. Its further development will continue with a Phase II study in stroke expected to begin in H1 2005.
- Positive data from initial Phase I studies of V2006 a novel treatment for Parkinson's disease; Phase II expected to start H2 2005.
- Phase I with V140 completed; Phase II in post-operative pain expected to start H1 2005.

Other collaborations

- Biogen Idec (June 2004): Collaboration to advance V2006 and supporting A2A receptor antagonist programme which targets Parkinson's disease and other central nervous system disorders.
- Novartis (August 2004): Extension of cancer research collaboration on Hsp90.

Expected Future Progress

- V10153: Initiate Phase II in stroke patients                     H1 05
- V140: Initiate Phase II in post-operative pain                   H1 05
- Frovatriptan: Interim analysis of MRM safety data                H1 05
- V2006: Initiate Phase II (Biogen Idec)                           H2 05
- Hsp90: Milestone on election of clinical candidate               H2 05
- Frovatriptan: MRM safety data                                    H2 05
- Frovatriptan: MRM efficacy data                                  H2 05
- Frovatriptan: MRM regulatory submission                          H1 06

Simon Sturge, CEO commented "The events over the last year have been truly transforming for Vernalis. The changes that have taken place have positioned Vernalis as one of Europe's leading biotechnology companies with the determination to continue to unlock the value of our marketed product, frovatriptan, as well as drive our other clinical and earlier stage research projects in order to sustain growth over the longer-term. The opportunity to gain a foothold in the United States by establishing our own speciality neurology sales force to co-promote frovatriptan is a very exciting development for the Company."

                                  ----ends----
Enquiries:

Vernalis plc

Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications
+44 (0)118 977 3133

Brunswick Group (for analyst, financial media enquiries)

Jon Coles; Wendel Verbeek
+44 (0)20 7404 5959

About frovatriptan

Frovatriptan (marketed as Frova(R) in the USA) was approved by the FDA on November 8, 2001 for the acute treatment of migraine attacks with or without aura (subjective symptoms at the onset of a migraine headache) in adults. Frova
(R) is generally well tolerated, with a side-effect profile that is typical of the triptan class of drugs. The most common side effects are dizziness, fatigue, paresthesia (tingling), flushing, headache, dry mouth, hot or cold sensation, and chest pain. The FDA-approved dosing for Frova(R) is one 2.5 mg tablet up to three times within a 24-hour period. Frova(R) has not been approved by the FDA for any indications other than for the treatment of acute migraine headaches, and its safety and efficacy in other indications have not been established.

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

1. Strategy

Over the year to 31 December 2004, Vernalis made substantial progress towards its objective of creating a competitive, sustainable biotechnology company by building a portfolio of products focused particularly in the areas of cancer and neurological disorders. This is being achieved by internal R&D, in-licensing and through the acquisition of, or merger with, other companies.

2. Operational review

During 2004, Vernalis reacquired the North American rights to frovatriptan from Elan and subsequently re-licensed these rights to Endo, which the company believes is an ideal partner to exploit fully the potential of frovatriptan. Two other significant value adding collaborations have been secured: the first with Biogen Idec on V2006 and other A2A receptor antagonists; and the second with Novartis on Hsp90. These collaborations underpin Vernalis' research activities in neuroscience and oncology, respectively.

(i) Product Portfolio

Frovatriptan

- Background

Frovatriptan was launched in the USA in the second quarter of 2002, where it is marketed as Frova(R) as a treatment for migraine. Vernalis reacquired the North American rights to frovatriptan from Elan on 19 May 2004 for a total consideration of $50 million, of which, $5 million was payable immediately. These terms were subsequently renegotiated, with a final payment of $39 million being made in August 2004, bringing the total consideration to $44 million. In Europe, frovatriptan is marketed by Menarini in Italy, Germany, Austria, Ireland, Spain, Greece, Holland and the UK. In Germany, where frovatriptan is marketed as Allegro(R), the drug's share of the overall triptan market is approximately 10 per cent. Frovatriptan is approved in an additional 17 European territories, as well as 5 Central American countries and is expected to be launched in further of these in 2005.

- Licence Agreement with Endo

The agreement to license North American sales and marketing rights to frovatriptan to Endo was announced on 15 July 2004 and completed on 17 August 2004. Under the terms of the licence agreement, Endo will make unconditional payments totalling $60 million to Vernalis, including $30 million which was paid at closing and two further payments of $15 million on the first and second anniversaries of closing. These amounts will be recognised as income in the period to 2014. Endo has made a significant immediate promotional investment behind frovatriptan while Vernalis retains financial and operational responsibility for the MRM clinical development programme. On FDA approval of the MRM indication, Endo will make an additional payment of $40 million to Vernalis. Endo will also make various milestone payments to Vernalis upon the achievement of certain sales thresholds starting with a milestone of $10 million upon reaching $200 million net annual sales. Endo will make royalty payments to Vernalis which will be tiered at 20% or higher following FDA approval of the MRM indication.

Vernalis has exercised its option to co-promote frovatriptan in the United States (see separate announcement today). Endo will provide funding for and assist in the establishment of the Vernalis sales team of up to 25 specialty neurology sales representatives for up to 5 years, beginning 1st January 2006. The Vernalis sales team has the opportunity to market other prospective central nervous system products in addition to frovatriptan, and will form the Company's core commercial operations in North America for the future sale of pharmaceuticals.

In August 2004, Vernalis drew down the $50 million loan from Endo Pharmaceuticals agreed as part of the frovatriptan licensing deal. The proceeds of the loan were first used to make full and final settlement of the amounts due to Elan of $43.5 million which comprised the outstanding purchase price of $39 million plus an additional $4.5 million for inventory. The balance of the loan from Endo, $6.5 million, is available for Vernalis' general corporate purposes.

Endo began its promotional efforts, including detailing the product to physicians, in September 2004 and re-launched frovatriptan in January 2005 with an increased sales force and a revised marketing focus on the benefits of a long duration of action. Also in September 2004 Vernalis received a Notice of Compliance (NOC) from the Canadian Health Authorities indicating that frovatriptan has been approved for the acute treatment of migraine in Canada. The approval follows a successful dialogue with Health Canada regarding the product label; a necessary step prior to initiation of the national pricing approval.

- Sales of frovatriptan

North America
Net sales of frovatriptan in the United States in 2004 totalled $33.3 million and comprised $11.8 million in the period to 18 May 2004 (on which Vernalis earned a royalty of 10%); $10.1 million in the period from 19 May 2004 to 17 August 2004 (on which Vernalis earned a gross margin of $9.7 million); and $11.4 million in the period from 18 August 2004 to 31 December 2004, as reported by Endo (on which no royalty was receivable by Vernalis). Total revenues earned by Vernalis in respect of sales and royalties of frovatriptan in North America in 2004 were GBP8.0 million (2003: GBP2.4 million)

Europe
Vernalis' revenues from frovatriptan in Europe in 2004 amounted to GBP2.0 million (2003: GBP0.5 million).

- Achieving a distinct label for frovatriptan for prophylaxis of menstrually-related migraine
In April 2003 data were presented from an initial clinical study into the efficacy of frovatriptan as a preventive treatment for MRM, which affects over 50 per cent of all women who suffer migraine. The data demonstrated a statistically highly significant improvement in the numbers of patients who were headache-free during the peri-menstrual period for both the studied dose regimens of frovatriptan compared to placebo (p< 0.0001). These data were published in full in July 2004 by a leading journal, Neurology.

Two further trials are required to complete the data package for a supplemental New Drug Approval application in the United States to permit frovatriptan to be marketed as a short-term prophylaxis for MRM. The first, a long-term safety study, is fully recruited and will complete H2 2005. An interim analysis of the six-month data from this study will be announced in Q2 2005. The second trial, a study to confirm the efficacy observed in the initial study, commenced in Q4 2004, with recruitment ongoing and is expected to complete H2 2005. If the positive initial results are confirmed, these studies will lead to regulatory submissions for the new indication in the USA and Europe in H1 2006.

New distribution agreement for frovatriptan in Korea
On 16 September 2004, Vernalis signed an agreement with SK Chemicals Co., Ltd of Korea, granting SK exclusive distribution rights for frovatriptan in the Korean market. Vernalis received an upfront fee of $222,500 ($250,000 net of withholding tax of 11 per cent) on signature and is due a further payment on receipt of Korean marketing authorisation, in addition to revenues from future product supply. SK will be responsible for managing and funding the regulatory approval process and the subsequent marketing of the product in Korea.

V10153
V10153 is a novel recombinant thrombolytic protein which is being developed for the treatment of ischaemic stroke. It was initially evaluated by a consortium of cardiologists in the US and Europe (the TIMI Study Group) in a Phase IIa ascending dose study to establish proof-of-concept (i.e. that it can dissolve clots and restore coronary bloodflow) in patients who have suffered acute myocardial infarction (AMI). The study also evaluated the safety of treatment with V10153, especially with respect to bleeding.

This study was successfully completed in March 2004. V10153 was well tolerated throughout the dose range of 1-10 mg/kg to patients with AMI. Full restoration of bloodflow was observed in blocked coronary arteries in around 40 per cent of patients after 60 minutes following doses of 5 mg/kg and greater. This is comparable to the efficacy reported for other marketed thrombolytic therapies using a similar experimental protocol. Importantly, initial analysis of safety was encouraging.

The next stage in the development of V10153 is to conduct a Phase II study in approximately 150 patients with acute ischaemic stroke which is expected to start in H1 2005. In parallel, work will be undertaken to improve the production process prior to manufacturing material for Phase III studies.

V2006
V2006 is an adenosine A2A receptor antagonist in development as a potential novel treatment for Parkinson's disease. A2A receptor antagonists may possess advantages over conventional dopaminergic strategies, helping to restore motor function in patients with Parkinson's disease with fewer of the side effects such as nausea and dyskinesia (uncontrolled movements) associated with conventional dopaminergic treatments.

The initial Phase I study of V2006, a single ascending dose study in healthy male volunteers designed to investigate the drug's safety and pharmacokinetics has been successfully completed. Single oral doses of V2006 were administered to groups of male volunteers in the dose range 5-100 mg. The drug was safe and well tolerated in this range and exposure increased with dose. Potentially therapeutic blood levels (based on predictions from pre-clinical studies) were achieved following the lowest dose of 5 mg, which provides reassurance that a wide therapeutic ratio might be achieved in patients. Furthermore, the plasma half-life of V2006 in normal subjects was in the region of 18 hours, which would be consistent with a simple, once-daily dosing regimen.

On 23 June 2004 Vernalis entered into an agreement with Biogen Idec to advance Vernalis' adenosine A2A receptor research antagonist programme, which is targeting both Parkinson's disease and other central nervous system disorders. (See Research section below).

Under the agreement, Biogen Idec received exclusive worldwide rights to develop and commercialise Vernalis' lead compound, V2006. In addition, Biogen Idec has the right to develop one back-up compound to V2006 and has option rights over the entire Vernalis' A2A antagonist research programme. Initially, the collaboration will focus on completing the Phase I programme for V2006, with the goal to begin Phase II proof of concept studies of V2006 in Parkinson's disease patients in H2 2005. Vernalis has an option to co-promote products arising out of this collaboration in the United States.

At the time of the agreement, Biogen Idec made an equity investment of GBP3.3 million ($6 million) through the subscription for 6,218,487 new Vernalis ordinary shares and paid an initial licence fee of $10 million to Vernalis.

V140
V140 is a GABAA agonist targeting the treatment of pain in cancer patients. The compound entered a Phase I clinical programme in September 2003 to evaluate its safety and pharmacokinetic properties in single and multiple dose studies. The Phase I programme in which V140 was administered to healthy volunteers in single and multiple doses for five days was completed in May 2004. Subject to the satisfactory completion of further preclinical studies it is intended to evaluate V140 in a Phase II proof of concept trial, which is expected to start in H1 2005. This will investigate the opiate-sparing and analgesic efficacy and safety in patients undergoing elective total knee replacement surgery.

MMPI
Vernalis' collaboration with Serono is focused upon identifying selective metalloenzyme inhibitors for the treatment of inflammatory/immune disorders, including multiple sclerosis. A phase I trial, in healthy volunteers, was initiated by Serono in January 2005, with a primary objective of elucidating the safety, tolerability and pharmacokinetic properties of the compound. Serono will conduct and fund all development activities associated with any programme that enters the clinic, with Vernalis receiving milestone payments and royalties upon the successful further development and commercialisation of any product.

5HT2C receptor agonists
Vernalis' 5HT2C receptor agonist research programme for obesity is being undertaken in collaboration with Roche. A development candidate has been selected by Roche and is undergoing pre-clinical studies; which, if successful would lead to further development being undertaken by Roche.

(ii) Research

Following the portfolio review in 2003, Vernalis' internal research programmes are now focused on central nervous system disorders and oncology. Vernalis conducts approximately half of its research programmes under collaboration agreements.

Oncology

Hsp90 inhibitors
Hsp90 is a novel drug target, inhibition of which is believed to have significant potential in the treatment of a broad range of cancers. This programme is utilising state-of-the-art structure-based design technology to identify highly potent and specific inhibitors, of Hsp90.

In December 2003 Vernalis formed a research collaboration with the Novartis Institutes for BioMedical Research, Inc., (Novartis) in Cambridge, MA, USA, to investigate inhibitors of Hsp90. Under the agreement Vernalis provided elements of its ongoing oncology research to Novartis for an initial six-month evaluation period after which Novartis had the right to enter a longer-term research and development collaboration.

On 9 August 2004 Vernalis announced that Novartis had exercised its option to license exclusive worldwide rights to Hsp90. The Companies will conduct a joint research programme under which Novartis will provide research funding to Vernalis over an initial three year period. In addition, Novartis is responsible for funding and conducting the preclinical development of product candidates, and for commercialisation. The agreement was executed on 16 September 2004 following which Novartis paid Vernalis initial fees under the licence agreement of $1.5 million and made an equity investment of GBP5 million through the subscription for 7,106,344 new Vernalis ordinary shares.

CNS disorders

A2A receptor antagonists
A programme is under way to identify and evaluate potent, selective A2A receptor antagonists for the treatment of depression. Biogen Idec has option rights over this programme under the collaboration agreed on 24 June 2004.

CB1 receptor antagonists
Selective cannabinoid CB1 receptor antagonists are being evaluated as novel treatments for obesity. They also have potential in other clinical indications including smoking cessation.

3. Expected Progress

   - V10153: Initiate Phase II in stroke patients                     H1 05
   - V140: Initiate Phase II in post-operative pain                   H1 05
   - Frovatriptan: Interim analysis of MRM safety data                H1 05
   - V2006: Initiate Phase II (Biogen Idec)                           H2 05
   - Hsp90: Milestone on election of clinical candidate               H2 05
   - Frovatriptan: MRM safety data                                    H2 05
   - Frovatriptan: MRM efficacy data                                  H2 05
   - Frovatriptan: MRM regulatory submission                          H1 06

4. Directorate

The Board and Management team at Vernalis was strengthened during the year by the appointment of Allan Baxter as a non-executive director and John Slater as General Counsel. They bring with them enormous experience in the biotechnology and pharmaceutical fields which will assist the Company in delivering on its strategy.

5. Financial Review

As a result of the change in accounting reference date implemented last year comparisons are made between the results for the 12 months ended 31 December 2004 and Eight months ended 31 December 2003. Balance sheet amounts at 31 December 2004 are compared with the amounts at 31 December 2003.

Profit and loss account

The loss for the year ended 31 December 2004 was GBP29.2 million (Eight months ended 31 December 2003: GBP34.2 million). This is mainly due to the impact of increased revenues and a reduced cost base, offset by one-off costs associated with the transactions referred to above and an increase in long term provisions in the year.

Turnover was GBP15.2 million (Eight months ended 31 December 2003: GBP8.6 million) and comprised GBP10.0 million in respect of frovatriptan product sales and royalties (2003: GBP2.4 million) and GBP5.2 million in respect of revenue recognised under collaboration and similar agreements (2003: GBP6.0 million). In 2004, the frovatriptan income of GBP10.0 million comprised European generated revenues of GBP2.0 million and North American revenues of GBP8.0 million. North American revenues consisted of royalties of GBP0.6 million for the period to 18 May 2004 and product sales of GBP7.4 million for the period from 19 May 2004 to 17th August 2004. Cost of sales amounted to GBP2.9 million (2003: GBP0.2 million) and comprised GBP0.9 million on European sales and GBP2.0 million on North American sales (including GBP1.7 million of stock sold directly to Endo at nil margin).

Research and development expenditure decreased to GBP24.4 million (Eight months ended 31 December 2003: GBP26.9 million). In 2004, expenditure of GBP17.2 million (2003: GBP18.1 million) was incurred on internally funded R&D and GBP7.2 million (2003: GBP7.0 million) on external costs associated with development of the product portfolio. The significant reduction on internal expenditure results from the cost-saving initiatives implemented following the business combinations in 2003.

Selling, General and Administrative expenses increased to GBP18.6 million (Eight months ended 31 December 2003: GBP10.9 million) and comprised goodwill amortisation of GBP4.4 million (2003: GBP3.0 million), restructuring costs of GBP1.5 million (2003: GBP2.3 million), sales and marketing costs associated with frovatriptan of GBP1.3 million (2003: GBPnil), professional fees associated with collaborations of GBP1.1 million (2003: GBPnil), an increase in the provision for vacant leases of GBP4.4 million (2003: GBP1.6 million) and other costs of GBP5.9 million (2003: GBP4.0 million).

As a result, the operating loss was increased to GBP30.7 million (Eight months ended 31 December 2003: GBP29.4 million).

The loss on disposal of fixed assets of GBP0.8 million (2003: GBP3.0 million) related to the Oxford facility which was sold for GBP3.3 million, in October 2004.

In the Eight months ended 31 December 2003 merger transaction expenses of GBP5.4 million were charged to the profit and loss account in relation to the combination of British Biotech and Vernalis Group.

Interest receivable and similar income increased to GBP2.9 million (Eight months ended December 2003: GBP2.3 million) and comprised bank interest of GBP0.7 million (2003: GBP1.1 million), exchange gains on loans and other creditors of GBP1.7 million (2003: GBP1.2 million), and an implicit interest receipt of GBP0.5 million (2003: GBPnil) relating to the fair value accounting for the accrued income of $30 million due from Endo. Interest payable increased to GBP2.2 million (Eight months ended 31 December 2003: GBP0.5 million) and comprised loan interest of GBP0.9 million (2003: GBP0.4 million), finance lease charges of GBP0.1 million (2003: GBP0.1 million), an exchange loss on the accrued income of $30 million due from Endo of GBP0.7 million (2003: GBPnil) and an implicit finance charge of GBP0.5 million (2003: GBPnil) in respect of the deferred consideration that was payable to Elan. The increase in loan interest arises due to the draw down of the $50 million loan from Endo in August 2004 and the final settlement payment for the mortgage on the Oxford facility in October 2004. Amounts written off investments in collaborators reduced to GBP0.1 million (December 2003: GBP0.9 million).

The tax credit of GBP1.8 million (Eight months ended 31 December 2003: GBP2.6 million) represents amounts that are expected to be received under current legislation on research and development tax credits for small and medium-sized companies.

Balance sheet

Intangible assets increased to GBP37.0 million (2003: GBP22.9 million) and comprised goodwill of GBP3.6 million and other intangibles of GBP33.4 million. The increase is due to the reacquisition of the North American rights to frovatriptan from Elan. Tangible assets decreased to GBP1.6 million (2003:
GBP7.5 million) due to the disposal of the Oxford facility and regular depreciation charges.

Debtors increased to GBP28.1 million (December 2003: GBP11.0 million) with the principal amounts being GBP15.2 million (2003: GBPnil) of other debtors due from Endo and GBP6.4 million (2003: GBP5.8 million) in respect of research and development tax credits. The amount due from Endo arises from the re-licensing of the North American rights to frovatriptan in August 2004 and relates to the unconditional payments of $15 million due in each of August 2005 and August 2006.

Cash and short-term investments were GBP33.3 million (2003: GBP24.2 million), an increase of GBP9.1 million. The cash movement for the year was significantly impacted by the transactions with Elan, Endo, Biogen Idec and Novartis. Significant receipts during the year included: the $30 million signature fee from Endo in respect of the re-licensing of frovatriptan; the draw-down of the $50 million loan from Endo; the $10 million signature fee and $6 million equity investment from Biogen Idec; and the $9 million equity investment and $1.5 million signature fee from Novartis. Significant payments during the year included $48.5 million paid to Elan to reacquire the North American rights to frovatriptan. This comprised $44 million for the reacquisition of the rights ($50 million less $6 million for early settlement in August 2004) and $4.5 million for inventory. In addition, payments of GBP5.5 million ($10 million) were made to GSK in respect of the deferred consideration under the agreement to buy out royalties due to GSK on sales of frovatriptan. Further payments relating to restructuring costs, one-off professional fees associated with the above transactions and sales and marketing support for frovatriptan in the period May to August 2004 amounted to GBP4.5 million.

Creditors falling due within one year decreased to GBP16.1 million (December 2003: GBP19.8 million) of which GBP4.8 million related to deferred revenue and therefore has no future cash impact. The balance at 31 December 2004 included GBP2.6 million (December 2003: GBP5.8 million) due to GSK, and trade creditors and accruals.

Creditors falling due after more than one year increased to GBP60.6 million (2003: GBP8.1 million) due principally to the $50 million (GBP26.7 million) long term loan received from Endo in the year (repayable in August 2009) and GBP31.3 million (December 2003: GBP1.3 million) of deferred income resulting from the licensing deals with Endo, Biogen Idec and Novartis, where the revenue is being recognised over the expected life of the contracts. A payment of GBP1.6 million was made to redeem the mortgage on the Oxford facility when it was sold for GBP3.3 million in October 2004.

Provisions  for  liabilities  and charges  increased to GBP10.5  million  (2003:
GBP4.1 million) of which GBP7.4 million (2003: GBP3.4 million) relates to onerous commitments on leased properties and GBP3.0 million (2003: GBPnil) relates to expected returns and rebates in relation to Frova sales in the US prior to August 2004.

Cashflow

Net cash inflow from operations was GBP1.7 million (Eight months ended 31 December 2003 : Outflow of GBP34.1 million). This was principally due to an operating loss of GBP30.7 million offset by amortization of GBP7.1 million, an increase in deferred income of GBP20.3 million, depreciation and tangible fixed asset write- offs of GBP2.7 million and other movements of GBP2.3 million.

Capital expenditure for the year was GBP27.4 million (2003: GBPnil) due principally to payments of GBP5.4 million to GSK and GBP25.1 million to re-acquire the North American rights to frovatriptan from Elan. There was an inflow of financing in the year of GBP33.6 million, (Eight months ended 31 December 2003 GBP6.5 million), due principally to the receipt of the loan from Endo of GBP27.5 million, and equity issues of GBP8.3 million, offset by the repayment of the mortgage on the Oxford property of GBP1.4 million.

Unaudited Consolidated profit and loss account
For the year ended 31 December 2004

                                                                  Eight months
                                                   Year ended            ended
                                                   31 December     31 December
                                                         2004             2003
                                                   (Unaudited)
                                      Note             GBP000           GBP000
-------------------------------------------------------------------------------
Turnover                                 2             15,195            8,631
Cost of Sales                                          (2,909)            (228)
-------------------------------------------------------------------------------
Gross Profit                                           12,286            8,403
Research and development expenditure                  (24,387)         (26,890)
Selling, general and administrative
expenses                                 3            (18,642)         (10,901)
-------------------------------------------------------------------------------
Operating loss                                        (30,743)         (29,388)
Loss on disposal of fixed assets                         (836)          (2,988)
Merger transaction expenses                                 -           (5,396)
-------------------------------------------------------------------------------
Loss on ordinary activities before
interest and taxation                                 (31,579)         (37,772)
Interest receivable and similar
income                                                  2,933            2,314
Amounts written off investments                           (71)            (862)
Interest payable and similar charges                   (2,250)            (544)
-------------------------------------------------------------------------------
Loss on ordinary activities before
taxation                                              (30,967)         (36,864)
Tax credit on loss on ordinary
activities                                              1,758            2,645
-------------------------------------------------------------------------------
Loss for the period                                   (29,209)         (34,219)
Loss per share (basic and diluted)       8              (19.8)p          (24.9)p
-------------------------------------------------------------------------------

The results for the period shown above are derived entirely from continuing activites,

There is no difference between the loss on ordinary activities before taxation and the loss for the financial periods stated above, and their historical cost equivalents.

There are no recognised gains and losses other than the losses above, and therefore no separate statement of total recognised gains and losses has been presented.


Unaudited consolidated Balance sheet
As at 31 December 2004

                                                           At               At
                                                  31 December      31 December
                                                         2004             2003
                                                  (Unaudited)
                                       Notes          GBP'000          GBP'000
-------------------------------------------------------------------------------
Fixed assets
Intangible assets                         4            36,999           22,925
Tangible assets                                         1,596            7,508
Investments                                                 -               83
-------------------------------------------------------------------------------
                                                       38,595           30,516
Current assets
Stock - finished goods                                     49               49
Debtors (Includes GBP7.4 million due in
more than one year)                       5            28,120           10,991
Short term deposits and investments                    32,014           22,329
Cash                                                    1,309            1,885
-------------------------------------------------------------------------------
                                                       61,492           35,254
Current liabilities
Creditors: amounts falling due within
one year                                              (16,050)         (19,773)
-------------------------------------------------------------------------------
Net current assets                                     45,442           15,481
-------------------------------------------------------------------------------
Total assets less current liabilities                  84,036           45,997
Creditors: amounts falling due after
more than one year                        6           (60,632)          (8,119)
Provisions for liabilities and
charges                                   7           (10,530)          (4,089)
-------------------------------------------------------------------------------
Net assets                                             12,875           33,789
-------------------------------------------------------------------------------
Capital and reserves
Share capital                                          39,492           38,813
Share premium account                                 305,842          298,226
Merger reserve                                        101,985          101,985
Other reserves                                         50,776           50,776
Profit and loss account                              (485,220)        (456,011)
-------------------------------------------------------------------------------
Total shareholders' funds                              12,875           33,789
-------------------------------------------------------------------------------
Analysis of shareholders' funds
Equity                                                (18,832)           2,082
Non-equity                                             31,707           31,707
-------------------------------------------------------------------------------
                                                       12,875           33,789
-------------------------------------------------------------------------------


Unaudited Consolidated cash flow statement
Year ended 31 December 2004

                                            Notes   Year ended    Eight months
                                                   31 December           ended
                                                          2004     31 December
                                                     Unaudited            2003
                                                       GBP'000          GBP000
Net cash inflow/outflow from
operating activities                                     1,716         (34,089)
Returns on investments and
servicing of finance                                        81             659
Taxation                                                 1,129           2,783
Capital expenditure                                    (27,380)            (16)
-------------------------------------------------------------------------------
Cash utilised by operations                            (24,454)        (30,663)
Management of liquid resources                          (9,685)         25,786
Financing                                               33,611           6,478
-------------------------------------------------------------------------------
(Decrease)/increase in cash in the
period                                                    (528)          1,601
-------------------------------------------------------------------------------
Reconciliation of net cash flow to
movement in net funds
(Decrease)/Increase in cash in
the period                                                (528)          1,601
Net cash (inflow) /outflow from
movement in debt and lease financing                   (25,316)          7,955
Net cash (inflow) / outflow from
movement in liquid resources                             9,685         (25,786)
Exchange adjustment                                      1,218             (55)
-------------------------------------------------------------------------------
Movement in net funds in the period                    (14,941)        (16,285)
Net funds at start of the period                        21,973          38,258
-------------------------------------------------------------------------------
Net funds at end of the period                           7,032          21,973
-------------------------------------------------------------------------------
Net funds comprise:
Cash                                                     1,309           1,885
Short term deposits and investments                     32,014          22,329
Loans due in more than one year                        (26,273)         (1,215)
Loans due in less than one year                              -            (270)
Finance Leases                                             (18)           (756)
-------------------------------------------------------------------------------
                                                         7,032          21,973
-------------------------------------------------------------------------------

1. The preliminary financial information of the Group set out above has been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year ended 31 December 2003, other than the introduction of a new policy in relation to product sales in the U.S. for expected returns and rebates in future years. This preliminary financial information has not been audited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended 31 December 2004 have not yet been delivered to the Registrar, nor have the auditors yet reported on them. The Company's statutory accounts for the year ended 31 December, 2003 have been delivered to the Registrar of Companies; the report of the auditors on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Act.

2.  Turnover

The Group operates one primary business, being the research and development of pharmaceutical products for a range of medical disorders. Turnover, loss on ordinary activities before taxation and net assets are wholly attributable to this activity and originate exclusively in the United Kingdom. (a) A geographical analysis of turnover by destination according to the country of registration of the fee paying parties is as follows:

                                                Year ended       Eight months
                                               31 December              ended
                                                      2004        31 December
                                                 Unaudited               2003
                                                   GBP'000            GBP'000
-----------------------------------------------------------------------------
United Kingdom                                         161                 49
North America                                       11,207              2,937
Europe                                               3,822              5,645
Rest of the world                                        5                  -
-----------------------------------------------------------------------------
                                                    15,195              8,631
-----------------------------------------------------------------------------

(b) The Group derives turnover from a variety of revenue streams including out-licensing agreements, collaboration agreements and sales of product. A split of turnover by type is as follows:

                                                Year ended       Eight months
                                               31 December              ended
                                                      2004        31 December
                                                 Unaudited               2003
                                                   GBP'000             GBP000
-----------------------------------------------------------------------------
Pharmaceutical research and development
Product sales                                        9,330                487
Royalties                                              688              2,105
Collaborative agreements                             5,177              6,039
-----------------------------------------------------------------------------
                                                    15,195              8,631
-----------------------------------------------------------------------------


3. Selling, general and administrative expenses:

                                                Year ended       Eight months
                                               31 December              ended
                                                      2004        31 December
                                                 Unaudited               2003
                                                   GBP'000            GBP'000
-----------------------------------------------------------------------------
Restructuring costs                                  1,493              2,269
Amortisation of goodwill                             4,398              3,031
Provision for vacant leases                          4,401              1,642
Sales and marketing costs                            1,333                  -
Other                                                7,017              3,959
-----------------------------------------------------------------------------
                                                    18,642             10,901
-----------------------------------------------------------------------------


4. Intangible fixed assets

Cost                                 Goodwill             Other          Total
                                                    intangibles
                                      GBP'000           GBP'000        GBP'000
-------------------------------------------------------------------------------
At 1 January 2004                      17,223            17,177         34,400
Additions                                   -            21,220         21,220
-------------------------------------------------------------------------------
At 31 December 2004                    17,223            38,397         55,620
-------------------------------------------------------------------------------
Aggregate amortisation
At 1 January 2004                       9,209             2,266         11,475
Charge for the year                     4,398             2,748          7,146
-------------------------------------------------------------------------------
At 31 December 2004                    13,607             5,014         18,621
-------------------------------------------------------------------------------
Net book value at 31 December 2004      3,616            33,383         36,999
-------------------------------------------------------------------------------
Net book value at 31 December 2003      8,014            14,911         22,925
-------------------------------------------------------------------------------

Goodwill arises on the acquisitions of RiboTargets and Cerebrus and is being amortised over three years and five years respectively, which is based on the Directors' estimate of its useful economic life.

Other intangibles represent the capitalisation of payments conditionally due to GlaxoSmithKline (GSK) agreed in December 2000 to buy out royalties due to GSK on sales of frovatriptan, and the consideration paid to Elan in respect of the reacquisition of the North American rights to frovatriptan in May 2004. Both amounts are being amortised on a straight-line basis to the end of the patent life of frovatriptan in 2014 which is considered by the Directors to be the useful life of the asset.

5. Debtors

                                                  31 December      31 December
                                                         2004             2003
                                                    Unaudited          GBP'000
                                                      GBP'000
------------------------------------------------------------------------------
Trade debtors                                             860            1,133
Interest receivable                                       122              136
Research and development tax credits                    6,433            5,804
Other debtors                                          15,681            2,079
Prepayments and accrued income                          5,024            1,839
------------------------------------------------------------------------------
                                                       28,120           10,991
------------------------------------------------------------------------------

Included within other debtors is GBP15.2 million in relation to the fair value of the $30 million receivable from Endo, in equal instalments in August 2005 and August 2006.

During the period an exchange loss of GBP0.7 million has been recognised in the profit and loss account in relation to this asset.

6. Creditors: amounts falling due after more than one year

                                                       31 December 31 December
                                                              2004        2003
                                                         Unaudited     GBP'000
                                                           GBP'000
------------------------------------------------------------------------------
Loans and other borrowings
Long Term interest payable                                     438           -
Secured loan                                                26,273       1,215
Obligations under finance leases                                 -          18
------------------------------------------------------------------------------
                                                            26,711       1,233
Deferred income                                             31,294       1,299
Other creditors                                              2,627       5,587
------------------------------------------------------------------------------
                                                            60,632       8,119
------------------------------------------------------------------------------

Loans and other borrowings included above are repayable
as follows:
Over one and under two years                                     -         288
Over two and under five years                               26,273         945
Beyond five years, by instalments                                -           -
------------------------------------------------------------------------------
                                                            26,273       1,233
------------------------------------------------------------------------------


Deferred income included above and within amounts due within one year include GBP30.5 million in relation to the fair value of the unconditional payments of $60 million due from Endo in relation to the North American rights to frovatriptan. This income is being recognised over the patent life of the product to 2014. In addition, within deferred income, are the remaining portions of initial payments received from Biogen Idec of $10 million and Novartis of $1.5 million which are being recognised over the expected useful lives of the respective agreements.

The secured loan at 31 December 2003 related to the mortgage on the Oxford site. Following the sale of this site during the year this loan has been repaid in full. The secured loan at 31 December 2004 relates to $50 million (GBP26.3 million) due to Endo, together with interest payable which the group has elected to roll up into the loan since the year end. During the period, exchange gains of GBP1.3 million have been recognised in the profit and loss account in relation to this liability.

7. Provisions for liabilities and charges

                    Restructuring Vacant lease Dilapidation   Returns      Total
                        Provision    provision    provision & rebates
                          GBP'000      GBP'000      GBP'000   GBP'000    GBP'000
--------------------------------------------------------------------------------
At 1 January 2004             717        1,932        1,440         -      4,089
Charge for the year         1,493        4,401          283     3,328      9,505
Utilised during the
year                       (2,080)        (618)           -      (192)    (2,890)
Movements on exchange           -            -            -      (174)      (174)
--------------------------------------------------------------------------------
At 31 December 2004           130        5,715        1,723     2,962     10,530
--------------------------------------------------------------------------------


The restructuring provision at 31 December 2003 and further charges incurred during the year related to redundancy costs incurred as part of the Group's on going restructuring following the acquisition of RiboTargets and the merger of the Company and Vernalis Group plc on 1 September 2003.

Where leasehold properties become vacant the Group provides for all costs, net of anticipated income, to the end of the lease or the anticipated date of the disposal or sublease. During the year the company received notice from a Tenant in its property in Oxfordshire and has significantly increased the provision as a result. In addition, based on professional advice, the company has increased it's provision on a vacant property in Cambridge. This provision is expected to be utilised over the life of the related leases to 2014 and 2020 respectively.

The dilapidation provision relates principally to costs associated with the Group's obligation to reinstate leased buildings to their original state. The provision is expected to be utilised on vacation of the properties by 2014. The charge in the year has been capitalised to Fixed Assets and is being depreciated over the life of the lease.

On acquiring the rights from Elan the company took on an obligation for certain product returns, estimated at GBP1.9 million. In addition the company is responsible for product returns, rebates and chargebacks from the date it reacquired the rights from Elan through to the date of the outlicence to Endo. A further provision has been made in relation to sales made by the Group totalling GBP1.4 million. There are no further obligations to the company in respect of these for sales made after the company outlicenced the rights to frovatriptan to Endo.

8. Loss per share is based on the loss attributable to shareholders on 147.4 million (31 December 2003 137.2 million) shares being the weighted average number of share in issue for the period.

9. The directors do not propose a dividend for the period (2003: Nil).

10. A copy of the Annual Report for the year ended 31 December 2004 will be sent to shareholders during April 2005. Further copies of the Annual Report will be available from the Company's registered office at: Vernalis plc, Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA.


END

Enclosure 3

24 February 2005

             Vernalis exercises option to co-promote Frova(R) with

                        Endo Pharmaceuticals in the U.S.


Vernalis plc (LSE: VER, Nasdaq: VNLS) announces today that it intends to establish a U.S. commercial infrastructure through the exercise of its option with Endo Pharmaceuticals Inc. to co-promote frovatriptan in the United States. Vernalis licensed exclusive North American sales and marketing rights to frovatriptan (marketed as Frova(R) in the U.S.) to Endo in July 2004.


Under the agreement Endo will provide funding for and assist in the establishment of the Vernalis sales team of up to 25 specialty neurology sales representatives for up to 5 years, beginning 1st January 2006. The Vernalis sales team has the opportunity to market other prospective central nervous system products in addition to frovatriptan, and will form Vernalis' core commercial operations in North America for the future sale of pharmaceuticals. The exercise of this option does not affect the royalties or other payments due under the July 2004 agreement.




Enquiries:


Vernalis plc                                              +44 (0) 118 977 3133

Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                           +44 (0) 20 7404 5959

Jon Coles
Wendel Verbeek

About frovatriptan

Frovatriptan (marketed as Frova(R) in the USA) was approved by the FDA on November 8, 2001 for the acute treatment of migraine attacks with or without aura (subjective symptoms at the onset of a migraine headache) in adults. Frova
(R) is generally well tolerated, with a side-effect profile that is typical of the triptan class of drugs. The most common side effects are dizziness, fatigue, paresthesia (tingling), flushing, headache, dry mouth, hot or cold sensation, and chest pain. The FDA-approved dosing for Frova(R) is one 2.5 mg tablet up to three times within a 24-hour period. Frova(R) has not been approved by the FDA for any indications other than for the treatment of acute migraine headaches, and its safety and efficacy in other indications have not been established.

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.



END

Enclosure 4

24 FEBRUARY 2005                                            EMBARGOED TO 7AM

PART ONE OF TWO

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE NETHERLANDS OR THE REPUBLIC OF IRELAND

                             VERNALIS PLC
PLACING AND OPEN OFFER OF 43,250,107 NEW ORDINARY SHARES AT 70 PENCE PER NEW
                            ORDINARY SHARE

Vernalis plc ("Vernalis" or the "Company") today announced its intention to raise GBP30.3 million (before expenses) by way of a fully underwritten Placing and an Open Offer of 43,250,107 New Ordinary Shares (representing approximately
27.8 per cent. of Vernalis' existing issued ordinary share capital).

Highlights of the Placing and Open Offer are as follows:

* Placing and open offer of 43,250,107 New Ordinary Shares at 70 pence per share to raise GBP30.3 million (before expenses);

* Open Offer to Qualifying Shareholders on the basis of 5 New Ordinary Shares for every 18 existing Ordinary Shares;

* Undertaking from Invesco to take up its full entitlement under the Open Offer, currently 28 per cent.;


* Key use of proceeds
  - strengthen the Company's financial position prior to receipt of a milestone of $40 million in relation to the expected regulatory approval in the first half of 2007 of frovatriptan as a short-term prophylaxis for MRM;
  - establish commercial business in North America following the Company's exercise of the option to co-promote frovatriptan;
  - progress the Company's existing product portfolio while allowing flexibility in timing of partnership agreements; and
  - acquire additional programmes or products in the Company's areas of therapeutic focus, CNS disorders and oncology;

* Extraordinary General Meeting to be held at 10.00 a.m. on 21 March 2005 at the offices of Nomura International plc at Nomura House, 1 St Martin's-le-Grand, London EC1A 4NP.

Simon Sturge, Chief Executive Officer of Vernalis, commented:

"We are extremely pleased with the very strong support we have received, both from existing shareholders and from new shareholders. This fundraising will enhance our financial position and we look forward to utilising these additional funds to build a more robust business."

There will be a presentation to analysts at 9.00 a.m. today at the offices of J.P. Morgan plc at 10 Aldermanbury, London EC2V 7RF. Further details about the presentation should be obtained from Julian Oakley on +44 (0) 20 7742 4000.

Enquiries:

Vernalis plc +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer

JPMorgan +44 (0) 20 7742 4000
Bernard Taylor
Julian Oakley

Cazenove +44 (0) 20 7588 2828
Julian Cazalet
Tony Brampton
Shona Graham

Nomura +44 (0) 20 7521 2000
David Rasouly
Jamie Adams

Brunswick +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

J.P. Morgan plc is acting as financial adviser and sponsor to the Placing and Open Offer. Nomura International plc and Cazenove & Co. Ltd are acting as underwriters of the Placing and Open Offer.

This press announcement has been issued by Vernalis and is the sole responsibility of Vernalis.

J.P. Morgan plc, Nomura International plc and Cazenove & Co. Ltd are acting exclusively for Vernalis in relation to the Placing and Open Offer and will not be responsible to anyone other than Vernalis for providing the protections afforded to clients of J.P. Morgan plc, Nomura International plc and/or Cazenove & Co. Ltd, as the case may be, nor for providing advice in relation to the Placing and Open Offer or any transaction or arrangement referred to in this announcement.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offer of the New Ordinary Shares in the United States.

This announcement shall not constitute or form part of any offer or invitation to subscribe for securities, including in the United States. Any purchase of or application for securities in the Placing and Open Offer should only be made on the basis of information contained in the Prospectus to be issued in connection with the Placing and Open Offer dated 24 February 2005 and any supplement thereto.

This announcement does not constitute the solicitation of any vote or approval in any jurisdiction.

Any person (including without limitation, custodians, nominees and trustees), who may have a contractual or legal obligation or may otherwise intend to forward this press release and any accompanying documents to any jurisdiction outside the UK should seek appropriate advice before taking any action. No one (including custodians, nominees and trustees) should send, issue, mail or in any way distribute, either through CREST or otherwise, this press release, the Prospectus, the Application Form, the Form of Proxy or any other document connected with the Placing and Open Offer in or into the United States. Subject to certain exceptions, you should not send, issue, mail or in any way distribute, either through CREST or otherwise, this press release, the Prospectus, the Application Form, the Form of Proxy or any other document connected with the Placing and Open Offer in or into Australia, Canada, Japan or the Netherlands. Neither this press release, the Prospectus, the Application Form, the Form of Proxy or any other document connected with the Placing and Open Offer may be sent, issued, mailed or in any way distributed, either through CREST or otherwise into the Republic of Ireland save in relation to Shareholders receiving the Prospectus and the Form of Proxy in connection with the EGM only.

EXCEPT AS OTHERWISE SET FORTH HEREIN THE OPEN OFFER DESCRIBED IN THIS DOCUMENT IS NOT BEING MADE TO SHAREHOLDERS IN THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE NETHERLANDS, OR THE REPUBLIC OF IRELAND. The New Ordinary Shares offered by the Prospectus have not been, nor will they be, registered under the applicable securities laws of the United States, Australia, Canada, Japan, the Netherlands or the Republic of Ireland. Subject to certain exceptions, the New Ordinary Shares may not be offered or sold, through CREST or otherwise, in the United States, Australia, Canada, Japan, the Netherlands or the Republic of Ireland or to or for the benefit of any national, resident or citizen of the United States, Australia, Canada, Japan, the Netherlands or the Republic of Ireland. Shareholders with registered addresses in the United States, Australia, Canada, Japan, the Netherlands or the Republic of Ireland are referred to the paragraph headed ''Overseas Shareholders'' in Part II of the Prospectus. Subject to the exceptions set out in this document, this document is being furnished to such persons solely for the purpose of giving notice of the Extraordinary General Meeting and providing certain information in connection with voting at the Extraordinary General Meeting.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Placing and Open Offer should only be made on the basis of information contained in the Prospectus dated 24 February 2005 and any supplement thereto. Receipt of this announcement will not constitute an offer in those jurisdictions in which it would be illegal to make the Offer and in such circumstances it will be deemed to have been sent for information purposes only.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied by the forward-looking statement. The information and opinions contained in this announcement are subject to change without notice and Vernalis assumes no responsibility or obligation to update publicly or revise any of the forward-looking statements contained herein.


24 February 2005

  PART TWO OF TWO

  NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE NETHERLANDS or THE REPUBLIC OF IRELAND

                                      VERNALIS PLC
  PLACING AND OPEN OFFER OF 43,250,107 NEW ORDINARY SHARES AT 70 PENCE PER NEW
                                      ORDINARY SHARE

  Introduction

  Vernalis today announced its intention to raise GBP30.3 million (before expenses) by way of a fully underwritten Placing and an Open Offer of 43,250,107 New Ordinary Shares (representing approximately 27.8 per cent. of Vernalis' existing issued ordinary share capital).

  The net proceeds of the Placing and Open Offer will amount to approximately GBP27.6 million. This will partly be applied in establishing a commercial business in North America, following the exercise of Vernalis' option to co-promote frovatriptan in the USA, also announced today. Under the co-promotion arrangements, Endo Pharmaceuticals Inc. ("Endo") will provide funding for and assist in the establishment of the Vernalis sales team of up to 25 specialty neurology sales representatives for up to 5 years, beginning 1 January 2006. The Vernalis sales team has the opportunity to market other prospective CNS products in addition to frovatriptan, and will form the Company's core commercial operations in North America for the future sale of pharmaceuticals. The proceeds will also be applied by the Company to progress certain of its existing development programmes to a more advanced stage before licensing them out in order to maximise shareholder value and will provide the Company with the flexibility to expand its existing portfolio through the selective and timely acquisition of research or development programmes and/or products as it actively continues to identify new opportunities. In addition, the proceeds will put the Company in a stronger financial position to continue investing in its development programmes and research activities during the period through to the expected regulatory approval, in the first half of 2007, of its lead clinical development programme, frovatriptan as a short-term prophylaxis for menstrually-related migraine ("MRM"), provided ongoing clinical trials are successful and satisfactory to the FDA, at which point a $40 million milestone will be receivable from Endo. Further details of the business of Vernalis and the Company's proposed use of the proceeds of the Placing and Open Offer are set out in sections 2 and 3 of this announcement.

  The Placing and the Open Offer are conditional, inter alia, upon the passing of the Resolution at the Extraordinary General Meeting to be held at 10.00 a.m. on 21 March 2005 at the offices of Nomura International plc at Nomura House, 1 St Martin's-le-Grand, London EC1A 4NP.

  Business strategy and progress

  Vernalis was formed from the merger of British Biotech plc and Vernalis Group plc in September 2003. Following the merger, Vernalis carried out substantial restructuring and reviewed the Company's product portfolio and research programmes to focus its investment efforts primarily in the fields of CNS disorders and oncology. In addition to the further commercial exploitation of frovatriptan, four products in clinical development were prioritised and discovery research was focussed on those programmes likely to deliver pre-clinical development candidates in the near-term.

  As a result of these actions, Vernalis has made steady progress since the beginning of 2004. In addition to reacquiring the North American rights to frovatriptan and entering into a major licensing agreement with Endo, Vernalis secured significant research and development collaborations with Biogen Idec and Novartis and successfully advanced its development programmes, including the start of the Phase I clinical trial of the metalloenzyme programme by Serono, giving Vernalis five products in clinical development. This progress is illustrated below.

  Frovatriptan

  * Following the reacquisition of North American marketing rights for frovatriptan from Elan Corporation plc ("Elan") in May 2004, Vernalis entered into an agreement to license North American sales and marketing rights for frovatriptan to Endo, which was announced on 15 July 2004 and completed on 17 August 2004. Under the terms of the licence agreement, Endo agreed to make unconditional payments totaling $60 million to Vernalis, including $30 million which was paid in August 2004 and two further payments of $15 million on the first and second anniversary of completion (August 2005 and August 2006 respectively). Endo has made a significant immediate promotional investment behind frovatriptan while Vernalis retains financial and operational responsibility for the MRM clinical development programme. If FDA approval of the MRM indication is achieved, Endo has agreed to make an additional payment of $40 million to Vernalis, although Endo has the option to off-set half of this milestone payment against its $50 million loan to the Company. The Company has exercised its option to co-promote frovatriptan in the USA.

  * On 3 September 2004, frovatriptan was granted approval in Canada for the treatment of acute migraine.

  * On 16 September 2004, Vernalis signed an agreement with SK Chemicals Co ("SK"), granting SK exclusive distribution rights to frovatriptan in the Korean market. Vernalis received an upfront fee of $222,500 ($250,000 net of withholding tax of 11 per cent.) on signature and is due a further payment of $44,500 ($50,000 net of withholding tax of 11 per cent.) if Korean marketing authorisation is obtained, in addition to revenues from future product supply.

  * On 27 September 2004, frovatriptan was launched in Italy under two trade marks, Rilamiga and Auradola by Vernalis' European partner for frovatriptan, Menarini.

  * On 18 October 2004, Menarini launched frovatriptan in Spain, under the trademark Forvey.

  * On 6 December 2004, Menarini launched frovatriptan in Greece, under the trademark Migralin.

  * In October 2004, recruitment started for the confirmatory Phase III clinical trial to complete the required data package for filing a supplemental New Drug Application ("sNDA") for frovatriptan for the short-term prophylaxis of MRM.

  Other Development Programmes

  * In March 2004, Vernalis announced positive results from an initial Phase II proof-of-concept study of V10153 in acute myocardial infarction patients. This will be further developed in a second Phase II study as a novel treatment for acute ischaemic stroke due to be commenced in the first half of 2005. In parallel, work will be undertaken to improve the production process prior to manufacturing material for Phase III studies.

  * In March 2004, Vernalis announced positive data from an initial Phase I study of V2006, a novel treatment for Parkinson's disease. V2006 was shown to be safe and well tolerated in a single and rising dose study, achieving potentially therapeutic concentrations at the lowest dose tested. It also displayed a prolonged half life consistent with once-daily dosing. The Phase I programme for V2006 continues with the goal to begin Phase II proof of concept studies in Parkinson's patients in the second half of 2005.

  * In September 2003, V140 entered a Phase I clinical trial to evaluate its safety and pharmacokinetic properties in single and multiple dose studies. The initial Phase I clinical trial in which V140 was administered to healthy volunteers in single and multiple doses for five days was completed successfully. Subject to the satisfactory completion of further clinical studies, it is intended to evaluate V140 in a Phase II proof of concept trial which is expected to start in the first half of 2005. This will investigate the opiate-sparing and analgesic efficacy and safety in patients undergoing elective total knee replacement surgery.

  Collaborations

  * On 23 June 2004, Vernalis entered into an agreement with Biogen Idec to advance Vernalis' adenosine A2A receptor antagonist programme, which targets Parkinson's disease and other neurological disorders. Under the agreement, Biogen Idec received exclusive worldwide rights to develop and commercialise Vernalis' lead compound, V2006. In addition, Biogen Idec has the right to develop one back-up compound to V2006 and has option rights over the entirety of Vernalis' A2A antagonist research programme. Initially, the collaboration will focus on completing the ongoing Phase I programme for V2006, with the goal to begin Phase II proof of concept studies of V2006 in Parkinson's disease patients in the second half of 2005.

     At the time of the agreement, Biogen Idec made an equity investment of GBP3.3 million through its subscription for 6,218,487 new Ordinary Shares. In July 2004, Biogen Idec paid an initial licence fee of $10 million to Vernalis.

  * In December 2003, Vernalis formed a research collaboration with Novartis to investigate inhibitors of Hsp90. Under the agreement, Vernalis provided elements of its ongoing cancer research to Novartis for an initial six-month evaluation period after which Novartis had the right to enter a longer-term research and development collaboration.

     On 9 August 2004, Novartis exercised its option to license exclusive worldwide rights to Hsp90. Under the licence agreement, which was executed on 16 September 2004, Vernalis and Novartis agreed to conduct a joint research programme under which Novartis will provide research funding to Vernalis over an initial three year period. In addition, Novartis will be responsible for funding and conducting the preclinical and clinical development of product candidates, and for commercialisation. Novartis paid Vernalis an initial fee under the licence agreement of $1.5 million and made an equity investment of GBP5 million through the subscription for 7,106,344 new Ordinary Shares.

  * In October 2000, Vernalis formed a research collaboration with Serono to identify selective metalloenzyme inhibitors ("MEI") for the treatment of inflammatory/immune disorders, including multiple sclerosis.

     On 19 January 2005, Vernalis announced that Serono had started a Phase I clinical trial of a selective inhibitor of metalloprotease inhibitor 12 ("MMP-12").

  Use of proceeds

  The net proceeds of the Placing and Open Offer will amount to approximately GBP27.6 million. This will partly be applied in establishing a commercial business in North America, following the exercise of Vernalis' option to co-promote frovatriptan in the USA. Under the co-promotion arrangements, Endo will provide funding for and assist in the establishment of the Vernalis sales team of up to 25 specialty neurology sales representatives for up to 5 years, beginning 1 January 2006. The Vernalis sales team has the opportunity to market other prospective CNS products in addition to frovatriptan, and will form the Company's core commercial operations in North America for the future sale of pharmaceuticals. The proceeds will also be applied by the Company to progress certain of its existing development programmes to a more advanced stage before licensing them out in order to maximise shareholder value and will provide the Company with the flexibility to expand its existing portfolio through the selective and timely acquisition of research or development programmes and/or products as it actively continues to identify new opportunities. In addition, the proceeds will put the Company in a stronger financial position to continue investing in its development programmes and research activities during the period through to the expected regulatory approval, in the first half of 2007, of its lead clinical development programme, frovatriptan as a short-term prophylaxis for MRM, provided ongoing clinical trials are successful and satisfactory to the FDA, at which point a $40 million milestone will be receivable from Endo. It is currently envisaged that the net proceeds of the Placing and Open Offer will be applied in roughly equal portions to the above three areas.

  In particular, the Group's existing cash and short term investments together with the proceeds of the Placing and Open Offer will be applied to:

  (a) Frovatriptan

  * Establish the commercial infrastructure to support a US speciality sales force, which will be funded initially by Endo, in accordance with the terms of Vernalis' licence agreement with Endo.

  * Fund the clinical development of frovatriptan necessary to obtain regulatory approval for the short-term prophylaxis of menstrually-related migraine.

  * Expand opportunities for the sale of frovatriptan in countries outside North America and Europe, for example in Japan.

  (b) Existing research and development programmes

  * Conduct a Phase II study with V10153 in approximately 150 patients with acute ischaemic stroke, which is expected to start in the first half of 2005 and, in parallel, undertake work to improve the production process prior to manufacturing material for Phase III clinical trials. Following the Phase II results a decision will be made whether to seek collaborative assistance for this product or to continue development alone.

  * Subject to the satisfactory completion of further clinical trials, conduct the Phase II development of V140 to investigate the opiate-sparing and analgesic efficacy and safety in patients undergoing elective total knee replacement surgery, which is expected to start in the first half of 2005. Following these studies a decision will be made whether to seek collaborative assistance for this product or to continue development alone.

  * Progress the Company's research programmes with the aim of producing a development candidate every 18 months.

  (c) New Opportunities

  * Explore opportunities to exploit the Company's A2A receptor antagonist programme in areas that are outside the collaboration with Biogen Idec, for example depression.

  * In-license or collaborate with others on additional research and development programmes or product commercialisation opportunities in the Company's main areas of therapeutic focus namely CNS disorders and oncology.

  * Acquire North American commercialisation opportunities in the field of neurology to improve the utilisation of the Company's core commercial infrastructure in North America, when established.

  * Resource any new research and development programmes and product commercialisation opportunities that might be acquired through collaborations or other corporate transactions.

  Current trading and prospects

  During 2004, Vernalis' product portfolio made sustained progress and the business was strengthened through the reacquisition of the rights to frovatriptan from Elan and the collaborations with Endo, Biogen Idec and Novartis.

  Since the beginning of 2005, trading has been in line with the Company's expectations as the Company continues to progress in the development of its product portfolio and research programmes, building on the progress made during 2004. In the period from 19 May 2004 to 17 August 2004, sales of frovatriptan for the benefit of the Company were GBP5.8 million with a gross margin of GBP5.5 million. Under the terms of the collaboration with Endo, since 18 August 2004, Endo have been responsible for the sales of frovatriptan and the Company does not expect to receive any royalties before 1 January 2007 although the Company will receive from Endo guaranteed payments of $15 million in August 2005 and August 2006 respectively. Endo commenced selling frovatriptan in North America in October 2004 and increased investment behind the product in January 2005 with an enlarged sales force and revised marketing strategy. Weekly prescriptions during the second half of 2004 remained constant at approximately 5,500 per week.

  The development of frovatriptan for the prophylaxis of MRM continues. A 12 month safety study was fully recruited in April 2004. In October 2004, the first patients were recruited into the confirmatory Phase III efficacy study. These studies will complete the data package for filing an sNDA for frovatriptan for the prophylaxis of MRM.

  Menarini launched frovatriptan in Italy in September 2004, in Spain in October 2004 and in Greece in December 2004.

  As at 31 December 2004, the Group's cash and short term investments were GBP33.3 million. The Directors are confident of the financial and trading prospects for the Group for the current financial year.

  The anticipated timescale for newsflow for the Company's product portfolio is summarised below:

  *  V10153: Initiate Phase II in stroke patients.........................H1 05

  *  V140: Initiate Phase II in post-operative pain.......................H1 05

  *  Frovatriptan: Interim analysis of MRM safety data....................H1 05

  *  V2006: Initiate Phase II in Parkinson's disease (Biogen Idec)....... H2 05
  *  Hsp90: Milestone on election of clinical candidate (Novartis)........H2 05

  *  Frovatriptan: MRM safety data........................................H2 05

  *  Frovatriptan: MRM efficacy data......................................H2 05

  *  Frovatriptan: MRM regulatory submission............................. H1 06

  Details of the Placing and Open Offer

  Vernalis proposes to issue 43,250,107 New Ordinary Shares (representing approximately 27.8 per cent. of Vernalis' existing issued ordinary share capital), at 70 pence per share (the "Offer Price") by way of the Placing and Open Offer.

  Arrangements have been made with Cazenove and Nomura, as agents for the Company, to invite Qualifying Shareholders to apply under the Open Offer for New Ordinary Shares at the Offer Price, free of expenses, pro rata to their existing holdings of Ordinary Shares on the Record Date, on the following basis:

  5 New Ordinary Shares for every 18 Ordinary Shares

  Invesco, which holds 43,563,055 Ordinary Shares, representing approximately 28 per cent. of the issued ordinary share capital of the Company, has irrevocably undertaken to take up its entitlement in full under the Open Offer in respect of all Ordinary Shares under its control which, as at 23 February 2005, would amount to an aggregate of 12,100,848 New Ordinary Shares. Biogen Idec, which holds 6,218,487 Ordinary Shares, representing approximately 3.99 per cent. of the issued ordinary share capital of the Company, has committed (through one of its affiliates) to subscribe for up to 2,140,000 New Ordinary Shares in the Placing (subject to clawback to satisfy valid applications under the Open Offer). Assuming full allocation of these shares under the Placing, Biogen Idec will hold 8,358,487 Ordinary Shares representing, in aggregate, approximately 4.2 per cent. of the issued ordinary share capital of the Company following the Placing and Open Offer. The New Ordinary Shares held by Biogen Idec will be subject to lock-up arrangements for a period of 6 months from Admission.

  The Directors have irrevocably undertaken to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting in respect of their own beneficial holdings amounting (as at 23 February 2005, being the latest practicable date prior to the publication of this document) to an aggregate of 269,361 Ordinary Shares, representing approximately 0.2 per cent. of the existing issued ordinary share capital of the Company. Furthermore, Messrs Fellner, Weir, Slater, Hutchison, Kennedy, Read and Ms Ferguson, being Directors, who in aggregate hold 211,426 Ordinary Shares, representing approximately 0.1 per cent. of the issued ordinary share capital of the Company, have irrevocably undertaken to take up their entitlements in full in respect of an aggregate of 58,725 New Ordinary Shares. In addition, Mr Baxter wishes to acquire New Ordinary Shares up to a value of GBP2,000 and has accordingly agreed to take up such shares under the Placing, subject to clawback to satisfy valid applications under the Open Offer.

  The issue of the New Ordinary Shares under the Placing and Open Offer (excluding the Committed Open Offer Shares) has been fully underwritten by Cazenove and Nomura, subject to certain conditions as set out in the Placing and Open Offer Agreement. Qualifying Shareholders may apply for any whole number of New Ordinary Shares up to their maximum entitlement calculated on the basis set out above. No application in excess of the maximum entitlement will be met under the Open Offer and any Qualifying Shareholder so applying will be deemed to have applied only for his maximum entitlement provided that the application is complete in all other respects. Holdings in certificated form and uncertificated form will be treated as separate holdings for the purposes of calculating entitlements under the Open Offer.

  Fractional entitlements to New Ordinary Shares will not be allocated to Shareholders but will be disregarded and entitlements rounded down to the nearest whole number of New Ordinary Shares. Any fractional entitlements that would otherwise have arisen will be aggregated and placed for the benefit of the Company.

  The Placing and the Open Offer are conditional, inter alia, upon:

  1. the passing of the Resolution at the Extraordinary General Meeting;

  2. the Placing and Open Offer Agreement becoming unconditional in all respects and not having been terminated or rescinded in accordance with its terms; and

  3. Admission becoming effective by no later than 8.00 a.m. on 22 March 2005 (or such later time and/or date no later than 31 March 2005 as the Managers may agree).

  If the Placing and Open Offer do not become unconditional, no New Ordinary Shares will be issued and application monies are expected to be returned (at the applicant's risk), without interest, within 14 days thereafter.

  The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with the existing Ordinary Shares. Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on its market for listed securities. It is expected that admission to listing of such securities will become effective and dealings on the London Stock Exchange will commence on 22 March 2005. Definitive certificates in respect of New Ordinary Shares will be prepared and are expected to be delivered or posted to those allottees who have validly elected to hold their shares in certificated form by 30 March 2005. In respect of those allottees who have validly elected to hold their shares in uncertificated form, the New Ordinary Shares are expected to be credited to their accounts maintained in the CREST system by 22 March 2005.

  Shareholders should be aware that the Open Offer is not a rights issue and that entitlements to New Ordinary Shares will not be tradable or sold in the market for the benefit of those who do not apply under the Open Offer.

  Institutional investors who commit to take shares in the Placing subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer, will be notified of their final allocation no later than close of business on the day of the EGM.

  Further details of the Open Offer are set out in the Prospectus and the Application Form.

  Prospectus

  A Prospectus prepared in accordance with Part VI of the Financial Services and Markets Act 2000 containing further details of the Placing and Open Offer and convening the Extraordinary General Meeting is expected to be posted to Qualifying Shareholders today.

  A copy of the Prospectus has also been submitted to the UKLA, and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, Tel no: 020 7676 1000.

  Expected Timetable

  Record Date for entitlements under 22 February 2005 the Open Offer

  Prospectus, Application Forms (if 24 February 2005 relevant) and Forms of Proxy posted to Qualifying Shareholders

  Open Offer Entitlements credited       8.00 a.m. on 25 February 2005
  to stock accounts in CREST of
  Qualifying CREST Shareholders

  Recommended latest time for            4.30 p.m. on 10 March 2005
  requesting withdrawal of Open
  Offer Entitlements from CREST

  Latest time for depositing Open        3.00 p.m. on 14 March 2005
  Offer Entitlements into CREST

  Latest time and date for splitting     3.00 p.m. on 15 March 2005
  Application Forms (to satisfy bona
  fide market claims only)

  Latest time and date for receipt       11.00 a.m. on 17 March 2005
  of completed Application Forms and
  payment in full under the Open
  Offer or settlement of relevant
  CREST instruction (as appropriate)

  Latest time and date for receipt       10.00 a.m. on 19 March 2005
  of completed Forms of Proxy

  Extraordinary General Meeting          10.00 a.m. on 21 March 2005

  Admission and commencement of          8.00 a.m. on 22 March 2005
  dealings in New Ordinary Shares

  New Ordinary Shares in                 22 March 2005
  uncertificated form expected to be
  credited to CREST accounts
  (Qualifying CREST Shareholders
  only)

  Despatch of definitive                 30 March 2005
  certificates for New Ordinary
  Shares and refund cheques (where
  appropriate) (Qualifying non-CREST
  Shareholders only)

  Each of the times and dates in the above timetable is subject to change.


Enquiries:

Vernalis plc +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer

JPMorgan +44 (0) 20 7742 4000
Bernard Taylor
Julian Oakley

Cazenove +44 (0) 20 7588 2828
Julian Cazalet
Tony Brampton
Shona Graham

Nomura +44 (0) 20 7521 2000
David Rasouly
Jamie Adams

Brunswick +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

J.P. Morgan plc is acting as financial adviser and sponsor to the Placing and Open Offer. Nomura International plc and Cazenove & Co. Ltd are acting as underwriters of the Placing and Open Offer.

This press announcement has been issued by Vernalis and is the sole responsibility of Vernalis.

J.P. Morgan plc, Nomura International plc and Cazenove & Co. Ltd are acting exclusively for Vernalis in relation to the Placing and Open Offer and will not be responsible to anyone other than Vernalis for providing the protections afforded to clients of J.P. Morgan plc, Nomura International plc and/or Cazenove & Co. Ltd, as the case may be, nor for providing advice in relation to the Placing and Open Offer or any transaction or arrangement referred to in this announcement.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offer of the New Ordinary Shares in the United States.

This announcement shall not constitute or form part of any offer or invitation to subscribe for securities, including in the United States. Any purchase of or application for securities in the Placing and Open Offer should only be made on the basis of information contained in the Prospectus to be issued in connection with the Placing and Open Offer dated 24 February 2005 and any supplement thereto.

This announcement does not constitute the solicitation of any vote or approval in any jurisdiction.

Any person, (including without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this press release and any accompanying documents to any jurisdiction outside the UK should seek appropriate advice before taking any action. No one (including custodians, nominees and trustees) should send, issue, mail or in any way distribute, either through CREST or otherwise, this press release, the Prospectus, the Application Form, the Form of Proxy or any other document connected with the Placing and Open Offer in or into the United States. Subject to certain exceptions, you should not send, issue, mail or in any way distribute, either through CREST or otherwise, this press release, the Prospectus, the Application Form, the Form of Proxy or any other document connected with the Placing and Open Offer in or into Australia, Canada, Japan or the Netherlands. Neither this press release, the Prospectus, the Application Form, the Form of Proxy or any other document connected with the Placing and Open Offer may be sent, issued, mailed or in any way distributed, either through CREST or otherwise into the Republic of Ireland save in relation to Shareholders receiving the Prospectus and the Form of Proxy in connection with the EGM only.

EXCEPT AS OTHERWISE SET FORTH HEREIN THE OPEN OFFER DESCRIBED IN THIS DOCUMENT IS NOT BEING MADE TO SHAREHOLDERS IN THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE NETHERLANDS, OR THE REPUBLIC OF IRELAND. The New Ordinary Shares offered by the Prospectus have not been, nor will they be, registered under the applicable securities laws of the United States, Australia, Canada, Japan, the Netherlands or the Republic of Ireland. Subject to certain exceptions, the New Ordinary Shares may not be offered or sold, through CREST or otherwise, in the United States, Australia, Canada, Japan, the Netherlands or the Republic of Ireland or to or for the benefit of any national, resident or citizen of the United States, Australia, Canada, Japan, the Netherlands or the Republic of Ireland. Shareholders with registered addresses in the United States, Australia, Canada, Japan, the Netherlands or the Republic of Ireland are referred to the paragraph headed ''Overseas Shareholders'' in Part II of the Prospectus. Subject to the exceptions set out in this document, this document is being furnished to such persons solely for the purpose of giving notice of the Extraordinary General Meeting and providing certain information in connection with voting at the Extraordinary General Meeting.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Placing and Open Offer should only be made on the basis of information contained in the Prospectus dated 24 February 2005 and any supplement thereto. Receipt of this announcement will not constitute an offer in those jurisdictions in which it would be illegal to make the Offer and in such circumstances it will be deemed to have been sent for information purposes only.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied by the forward-looking statement. The information and opinions contained in this announcement are subject to change without notice and Vernalis assumes no responsibility or obligation to update publicly or revise any of the forward-looking statements contained herein.



DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context otherwise requires:

"Admission"          The admission of the New Ordinary Shares (i) to the
                     Official List and (ii) to trading on the London Stock
                     Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards

"Admission and       The requirements contained in the publication "Admission
Disclosure           and Disclosure Standards" dated April 2002 containing,
Standards"           among other things, the admission requirements to be
                     observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities

"Application Form"   The personalised application form on which Qualifying
                     Shareholders may apply for New Ordinary Shares under the Open Offer

"Biogen Idec"        Biogen Idec Inc.

"British Biotech"    British Biotech plc, now Vernalis

"Cazenove"           Cazenove & Co. Ltd

"CNS"                Central nervous system

"Company"            Vernalis plc

"certificated" or    Where a share or other security is not in uncertificated
"in                  form
certificated form"

"Committed Open      The New Ordinary Shares that Invesco has undertaken to take
Offer Shares"        up under the Placing and Open Offer

"CREST"              The relevant system, as defined in the CREST Regulations
                     (in respect of which CRESTCo. Limited is operator as
                     defined in the CREST Regulations)
"Directors" or       The Directors of Vernalis
"Board"

"Elan" Elan Corporation plc and/or any of its subsidiary undertakings

"Endo"               Endo Pharmaceuticals Inc.

"Extraordinary       The extraordinary general meeting of the Company to be
General              convened for the purpose of passing the Resolution to be
Meeting/EGM"         held on 21 March 2005, including any adjournment thereof

"FDA"                The US Food and Drug Administration

"Form of Proxy"      The form of proxy accompanying this document for use in
                     connection with the EGM

"FSMA"               The Financial Services and Markets Act 2000

"Group"              Vernalis and its subsidiaries

"Invesco"            Amvescap plc and its subsidiaries

"JPMorgan"           J.P. Morgan plc

"Listing Rules"      The Listing rules made under section 74 of the Financial
                     Services and Markets Act 2000

"London Stock        London Stock Exchange plc
Exchange"

"Managers"           Nomura International plc and Cazenove & Co. Ltd

"MEI"                Metalloenzyme inhibitors

"Menarini"           Menarini International Operations Luxembourg S.A.

"MRM"                Menstrually-related migraine

"New Ordinary        The new Ordinary Shares to be issued by the Company under
Shares"              the Placing and Open Offer having the rights set out in the articles of association of the Company

"Nomura"             Nomura International plc

"Novartis"           In relation to the collaboration agreement dated 9 August
                     2004 means the Novartis Institute for Biomedical Research,
                     Inc., and in relation to the subscription agreement dated
                     18 December 2003
                     means Novartis Pharma AG

"Offer Price"        70 pence per New Ordinary Share

"Official List"      The Official List of the UK Listing Authority

"Open Offer          An entitlement to subscribe for Open Offer Shares,
Entitlement"         allocated to a Qualifying Shareholder pursuant to the Open
                     Offer

"Open Offer Shares"  The 43,250,107 New Ordinary Shares for which Qualifying
                     Shareholders are being invited to apply under the terms of the Open Offer

"Open Offer"         The conditional invitation by the Managers on behalf of the
                     Company, to Qualifying Shareholders to apply for up to 43,250,107 New Ordinary Shares on a pre-emptive basis on the terms and conditions set out in the Prospectus document and, where relevant, in the Application Form

"Ordinary Shares"    Ordinary shares of 5 pence each in the capital of the
                     Company

"Overseas            Qualifying Shareholders with registered addresses outside
Shareholders"        the UK or who are citizens or residents of countries
                     outside the UK

"Placing"            The conditional placing of New Ordinary Shares (other than the Committed Open Offer Shares), pursuant to the Placing
                     and Open Offer Agreement
"Placing and Open    The placing and open offer agreement dated 24 February 2005
Offer                between the Company, the Managers and the Sponsor relating
Agreement"           to the Placing and Open Offer
"Prospectus"         The prospectus dated 24 February 2005 in relation to the
                     Placing and Open Offer by Vernalis
"Qualifying CREST    Qualifying Shareholders holding Ordinary Shares in
Shareholders"        uncertificated form
"Qualifying          Qualifying Shareholders holding Ordinary Shares in
non-CREST            certificated form
Shareholders"
"Qualifying          Holders of Ordinary Shares on the register of members of
Shareholders"        Vernalis at the close of business on the Record Date for
                     the Placing and Open Offer with a registered address
                     outside of the United States, Australia, Canada, Japan, the
                     Netherlands or the Republic of Ireland and who are not
                     located in the United States (subject to certain
                     exceptions)
"Record Date"        22 February 2005, being the record date for the Open Offer
"Resolution"         The special resolution to be proposed at the Extraordinary
                     General Meeting
"Securities Act"     The United States Securities Act of 1933, as amended
"Serono"             Serono S.A.
"Shareholder"        A holder of Ordinary Share(s)
"SK"                 SK Chemicals Co., Ltd of Korea

"sNDA"               Supplementary New Drug Application

"Sponsor"            J.P. Morgan plc
"stock account"      An account within a member account in CREST to which a
                     holding of a particular share or other security in CREST is credited
"uncertificated" or  Recorded on the relevant register of the share or security
"in                  concerned as being held in uncertificated form in CREST,
uncertificated form" and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
"UK Listing          The Financial Services Authority in its capacity as the
Authority"           competent authority for the purposes of Part VI of the
                     Financial Services and Markets Act 2000 and in the exercise of its functions in respect of the admission to the
                     Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000
"United Kingdom" or  The United Kingdom of Great Britain and Northern Ireland
"UK"
"US", "USA" or       The United States of America, its territories and
"United              possessions, any state of the United States and the
States"              District of Columbia
"US$" or "$"         United States dollars
"Vernalis" or "the   Vernalis plc, registered in England and Wales under number
Company"             2304992
"Vernalis Group plc" Vernalis Group plc (now Vernalis Group Limited), registered in England and Wales under number 03137449

For the purposes of this document, "subsidiary", "subsidiary undertaking" and "parent undertaking" shall, unless the context otherwise requires, have the respective meanings given to them by the Companies Act 1985 (as amended by the Companies Act 1989).


END

Enclosure 5


                                                                   21 March 2005



                                  Vernalis plc

                   Results of EGM and Placing and Open Offer



  NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN PART OR IN WHOLE IN, INTO OR
    FROM THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE NETHERLANDS OR THE
                              REPUBLIC OF IRELAND

On 24 February 2005, Vernalis plc announced details of a Placing and Open Offer of 43,250,107 New Ordinary Shares at 70 pence per share to raise GBP30.3 million (approximately GBP27.6 million net of expenses).

The Board of Vernalis announces that, at the Extraordinary General Meeting held earlier today, the Resolution which was set out in the Notice of Extraordinary General Meeting included in the prospectus in relation to the Placing and Open Offer dated 24 February 2005 (the Prospectus) was duly passed.

The Board of Vernalis further announces that by 11.00 a.m. on 17 March 2005, being the latest time for receipt of application forms and payment in full under the Open Offer, valid applications had been received from Qualifying Shareholders in respect of 24,276,120 of the 43,250,107 New Ordinary Shares offered under the Open Offer, including 12,159,573 New Ordinary Shares the subject of irrevocable commitments to accept the Open Offer. This represents approximately 56 per cent. of the New Ordinary Shares offered under the Open Offer.

18,973,987 New Ordinary Shares not applied for by Qualifying Shareholders under the Open Offer will be taken up under the Placing pursuant to the Placing and Open Offer Agreement.

The New Ordinary Shares to be issued under the Placing and Open Offer will rank pari passu with the existing Ordinary Shares in all respects.

The Placing and Open Offer remain conditional upon, inter alia, admission of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange's market for listed securities. Application has been made to the UK Listing Authority for the 43,250,107 New Ordinary Shares to be admitted to the Official List and to be admitted to trading on the London Stock exchange's market for listed securities. It is expected that Admission will become effective and dealings in the New Ordinary Shares will commence on 22 March 2005.

Terms defined in the Prospectus have the same meaning in this announcement.

Enquiries:

Vernalis plc                                  Tel:  +44 (0)118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer

J.P. Morgan plc                               Tel:  +44 (0)20 7742 4000
Bernard Taylor
Julian Oakley

Cazenove & Co. Ltd. (now JPMorgan Cazenove Limited)   Tel:  +44 (0)20 7588 2828
Julian Cazalet
Tony Brampton
Shona Graham

Nomura International plc                              Tel:  +44 (0)20 7521 2000
David Rasouly
Jamie Adams

Brunswick                                             Tel: +44 (0)20 7404 5959
Jon Coles
Wendel Verbeek


J.P. Morgan plc is acting as financial adviser and sponsor to the Placing and Open Offer. Nomura International plc and Cazenove & Co. Ltd (now JPMorgan Cazenove Limited) are acting as underwriters of the Placing and Open Offer.

This press announcement has been issued by Vernalis and is the sole responsibility of Vernalis.

J.P. Morgan plc, Nomura International plc and Cazenove & Co. Ltd (now JPMorgan Cazenove Limited) are acting exclusively for Vernalis in relation to the Placing and Open Offer and will not be responsible to anyone other than Vernalis for providing the protections afforded to clients of J.P. Morgan plc, Nomura International plc and/or Cazenove & Co. Ltd (now JPMorgan Cazenove Limited), as the case may be, nor for providing advice in relation to the Placing and Open Offer or any transaction or arrangement referred to in this announcement.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offer of the New Ordinary Shares in the United States.

This announcement shall not constitute or form part of any offer or invitation to subscribe for securities, including in the United States. Any purchase of or application for securities in the Placing and Open Offer should only be made on the basis of information contained in the Prospectus to be issued in connection with the Placing and Open Offer dated 24 February 2005 and any supplement thereto.

This announcement does not constitute the solicitation of any vote or approval in any jurisdiction.

Any person (including without limitation, custodians, nominees and trustees), who may have a contractual or legal obligation or may otherwise intend to forward this press release and any accompanying documents to any jurisdiction outside the UK should seek appropriate advice before taking any action. No one (including custodians, nominees and trustees) should send, issue, mail or in any way distribute, either through CREST or otherwise, this press release or any other document connected with the Placing and Open Offer in or into the United States. Subject to certain exceptions, you should not send, issue, mail or in any way distribute, either through CREST or otherwise, this press release or any other document connected with the Placing and Open Offer in or into Australia, Canada, Japan, the Netherlands or the Republic of Ireland.

EXCEPT AS OTHERWISE SET OUT IN THE PROSPECTUS THE OPEN OFFER IS NOT BEING MADE TO SHAREHOLDERS IN THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE NETHERLANDS OR THE REPUBLIC OF IRELAND. The New Ordinary Shares offered by the Prospectus have not been, nor will they be, registered under the applicable securities laws of the United States, Australia, Canada, Japan, the Netherlands or the Republic of Ireland. Subject to certain exceptions, the New Ordinary Shares may not be offered or sold, through CREST or otherwise, in the United States, Australia, Canada, Japan, the Netherlands or the Republic of Ireland or to or for the benefit of any national, resident or citizen of the United States, Australia, Canada, Japan, the Netherlands or the Republic of Ireland. Shareholders with registered addresses in the United States, Australia, Canada, Japan, the Netherlands or the Republic of Ireland are referred to the paragraph headed '' Overseas Shareholders'' in Part II of the Prospectus.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Placing and Open Offer should only be made on the basis of information contained in the Prospectus dated 24 February 2005 and any supplement thereto. Receipt of this announcement will not constitute an offer in those jurisdictions in which it would be illegal to make the Offer and in such circumstances it will be deemed to have been sent for information purposes only.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied by the forward-looking statement. The information and opinions contained in this announcement are subject to change without notice and Vernalis assumes no responsibility or obligation to update publicly or revise any of the forward-looking statements contained herein.

Enclosure 6


31 March 2005
                     Vernalis broadens its oncology research

Vernalis plc (LSE: VER, NASDAQ: VNLS) announces that it has acquired the intellectual property rights, know-how and associated assets related to an emerging oncology target Pin1 from Pintex Pharmaceuticals Inc., a privately held US Company. Pin1 over expression is observed in a number of oncology indications and Vernalis will aim to capitalise on its success with Hsp90 through utilising its structure based drug discovery suite of technologies to discover development candidates against this target.

Pintex will receive initial cash payments on signature and transfer of know-how. Vernalis will issue Pintex with a maximum of 1.5 million new ordinary shares should a drug candidate progress into human clinical trials, which is not expected before 2008. Vernalis will make an additional cash milestone payment to Pintex on marketing approval, bringing total cash payments to $6.5m, but has no royalty obligations to Pintex for any resultant products.

                                   ----ends----

Enquiries:

Vernalis plc                                             +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                          +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

END

Enclosure 7


                              SCHEDULE 10

               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial ownership by shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UBS AG London Branch                                 1,305,855 (0.66%)
UBS Capital Markets LP                               5,428 (0.00%)
UBS Global Asset Management Life Limited             5,093,772 (2.56%)
                                             TOTAL   6,405,055 (3.22%)

5. Number of shares / amount of stock acquired

Not Disclosed

6. Percentage of issued class

Not Disclosed

7. Number of shares / amount of stock disposed

Not Disclosed

8. Percentage of issued class

Not Disclosed

9. Class of security

Ordinary 5p shares

10. Date of transaction

22 March 2005

11. Date company informed

30 March 2005

12. Total holding following this notification

6,405,055

13. Total percentage holding of issued class following this notification

3.22%

14. Any additional information

15. Name of contact and telephone number for queries

Tony Weir, Chief Financial Officer, + 44 (0)118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

31 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enclosure 8

                            SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES
            FOLLOWING INCREASE IN ISSUED SHARE CAPITAL

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

JP Morgan Partners LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial ownership by shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired

Not Disclosed

6. Percentage of issued class

Not Disclosed

7. Number of shares / amount of stock disposed

Not Disclosed

8. Percentage of issued class

Not Disclosed

9. Class of security

Ordinary 5p shares

10. Date of transaction

Not Disclosed

11. Date company informed

30 March 2005

12. Total holding following this notification

Not Disclosed

13. Total percentage holding of issued class following this notification

Less than Three Percent (3%)

14. Any additional information Change in notifiable holding is due to increase in issued share capital

(198,950,492)

15. Name of contact and telephone number for queries

Tony Weir, Chief Financial Officer, + 44 (0)118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

31 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure 9

Date 12 April 2005

               Vernalis' US licensing partner, Endo Pharmaceuticals Inc.
            Launches "RALLY for Menstrual Migraine" with Serena Williams

Vernalis plc (LSE: VER, NASDAQ: VNLS) today announced that its US partner, Endo Pharmaceuticals Inc., a leader in pain management, has launched an educational campaign with tennis champion Serena Williams, "RALLY for Menstrual Migraine," which aims to build awareness of menstrually-related migraine. See Endo press release below.

Ann Turner, Director of the Migraine Action Association, said: "Around 4 million women in the UK suffer from migraine and many report that they are more susceptible to an attack around the time of their menstrual period. Attacks can be severely debilitating and have a considerable impact on the quality of life of sufferers, their family and their work life. Serena's campaign will increase awareness of menstrually-related migraine, a condition which, despite its prevalence, is under-diagnosed and often inappropriately treated."

                                   ----ends----
Enquiries:

Vernalis plc                                               +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                            +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

For further information about migraine and the work of the Migraine Action Association visit their website on: http://www.migraine.org.uk

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

           SERENA WILLIAMS LAUNCHES "RALLY FOR MENSTRUAL MIGRAINE"
                     CAMPAIGN WITH ENDO PHARMACEUTICALS
   - First Menstrual Migraine Website Announced - www.menstrualmigraine.org -

CHADDS FORD, PA, April 12, 2005 - Tennis great Serena Williams and Endo Pharmaceuticals Inc., a market leader in pain management, today announced the launch of a new program for female migraine patients. "RALLY for Menstrual Migraine" was announced today at the American Academy of Neurology meeting in Miami, Fla. The "RALLY" (which stands for Raise Awareness LocalLY) campaign is part of a national educational effort to encourage women who may suffer from menstrual migraines to talk to their doctors about their condition and appropriate treatment. Separately, Endo is also supporting the formation of the National Menstrual Migraine Coalition, led by the National Headache Foundation and a group of leading headache specialists.

Serena Williams suffers from menstrual migraines along with nearly 13 million American women and has decided to tell her story so that women will know help is available.

"I suffered with menstrual migraines for years before my doctor found a treatment appropriate for me," says Williams, one of the most dominant women in tennis whose game has sometimes been severely affected by her migraines. "Now, I've joined the RALLY for Menstrual Migraine campaign to tell women my story, let them know that there is hope and that they should seek help."

Last year, the 23-year-old Williams began using Frova(R) (frovatriptan), Endo's migraine medication, to successfully treat her menstrual migraines, which had plagued her since she was 18. Prior to Frova, she had tried a number of treatments without success.

"I really struggled with menstrual migraine, but using Frova has truly helped me," said Williams. "It helps relieve the pain."

The "Rally for Menstrual Migraine" campaign includes the first website dedicated to menstrual migraines, www.menstrualmigraine.org, and is designed to raise the profile of menstrual migraine as a severe, long-duration migraine. The campaign will encourage women to talk to their physicians about available treatments for menstrual migraine.

Menstrually Related Migraines (also known as MRM) can have a serious and debilitating impact on women's lives because they last longer than non-menstrual migraines, tend to be associated with severe pain and come back more often. Patients with MRM may suffer from migraines at any time, although their pain is frequently linked to their menstrual cycle. Up to 60 percent of migraines in women are associated with menstruation. Pain from these monthly migraines can disrupt a woman's ability to function for up to three days at a time.

Endo also is supporting the formation of the National Menstrual Migraine Coalition, led by the National Headache Foundation and a group of leading headache specialists. The coalition will help educate both patients and physicians about the prevalence, diagnosis and treatment of menstrual migraines. Information on the coalition and menstrual migraine is available at www.menstrualmigraine.org.

"As a market leader in pain management, Endo is committed to helping women who suffer from menstrual migraines find appropriate treatment, and we are honored to be allied with Serena Williams, the National Headache Foundation and leading headache specialists in educating women and their physicians about the condition and the availability of effective treatments," said Peter A. Lankau, president and chief operating officer of Endo. "We believe that this is an important women's health issue that has a substantial impact on women's quality of life, ability to function and productivity. By consulting with their physicians, women can identify therapies like Frova that can help them treat these monthly debilitating migraines."

About Frova

Frova (frovatriptan), which belongs to the class of drugs called triptans, can effectively treat menstrual migraines and other long-duration migraines. A meta-analysis of five randomized, double-blind, placebo-controlled trials found that 83% of patients experiencing migraine with or without aura who took Frova did not experience recurrence of their migraine. These data suggest that Frova has the lowest average migraine recurrence rate of any triptan. Frova is not intended for the prophylactic therapy of migraine or for use in the management of hemiplegic or basilar migraine. The safety and effectiveness of Frova have not been established for cluster headache, which is present in an older, predominately male, population.

Frova is generally well tolerated, with a safety profile consistent with the triptan class of medications. As with other triptans, Frova should not be used in patients who have uncontrolled high blood pressure, have heart disease or a history of heart disease, have hemiplegic or basilar migraine, have had a stroke, have blood flow problems, have taken a triptan or ergotamine type medicine in the last 24 hours or have any allergic reaction to the tablet. In very rare cases, patients taking triptans experience serious heart problems, stroke or increased blood pressure. In clinical studies, the most common side effects were dizziness, fatigue, paresthesia (tingling), flushing, headache, dry mouth, hot or cold sensation, and chest pain. The FDA-approved dosing for Frova is one 2.5 mg tablet up to three times within a 24-hour period.

Frova(R) is a registered trademark of Vernalis Development Limited, and licensed to Endo.

About Endo

A wholly owned subsidiary of Endo Pharmaceuticals Holdings Inc. (Nasdaq: ENDP), Endo Pharmaceuticals Inc. is a fully integrated specialty pharmaceutical company with market leadership in pain management products. The company researches, develops, produces and markets a broad product offering of branded and generic pharmaceuticals, meeting the needs of healthcare professionals and consumers alike. More information, including this and past press releases of Endo Pharmaceuticals Holdings Inc., is available online at www.endo.com.

Forward-Looking Statement

This press release contains  forward-looking  statements,  within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on management's beliefs and assumptions, current expectations, estimates and projections. Statements that are not historical facts, including statements which are preceded by, followed by, or that include, the words "believes," "anticipates," "plans," "expects" or similar expressions and statements are forward-looking statements. Endo's estimated or anticipated future results, product performance or other non-historical facts are forward-looking and reflect Endo's current perspective on existing trends and information. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially from those expressed or implied by these forward-looking statements. The reader should not rely on any forward-looking statement. The Company undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise. Several important factors, in addition to the specific factors discussed in connection with these forward-looking statements individually, could affect the future results of Endo and could cause those results to differ materially from those expressed in the forward-looking statements contained in this press release. Important factors that may affect future results include, but are not limited to: market acceptance of the Company's products and the impact of competitive products and pricing; dependence on sole source suppliers; the success of the Company's product development activities and the timeliness with which regulatory authorizations and product launches may be achieved; successful compliance with extensive, costly, complex and evolving governmental regulations and restrictions; the availability on commercially reasonable terms of raw materials and other third party manufactured products; exposure to product liability and other lawsuits and contingencies; dependence on third party suppliers, distributors and collaboration partners; the ability to timely and cost effectively integrate acquisitions; uncertainty associated with pre-clinical studies and clinical trials and regulatory approval; uncertainty of market acceptance of new products; the difficulty of predicting FDA approvals; risks with respect to technology and product development; the effect of competing products and prices; uncertainties regarding intellectual property protection; uncertainties as to the outcome of litigation; changes in operating results; impact of competitive products and pricing; product development; changes in laws and regulations; customer demand; possible future litigation; availability of future financing and reimbursement policies of government and private health insurers and others; and other risks and uncertainties detailed in Endo's filings with the Securities and Exchange Commission, including its Registration Statement on Form S-3 filed with the SEC on April 30, 2004, as amended. Readers should evaluate any statement in light of these important factors.

CONTACTS:
Bill Newbould
Endo Pharmaceuticals
(610) 558-9800

Kelly Cacioppo
GCI Group

END

Enclosure 10


News release

Date 13 April 2005

          Directors' interests in options over 5p Ordinary Shares

Vernalis plc (LSE: VER, NASDAQ: VNLS) announces that, as part of a Company-wide grant of share options, the following options over new ordinary shares of 5p each in the Company were granted to directors on 13 April 2005.


Name                     No. of shares under option             Exercise price
S J Sturge                         668,014                        69.25 pence
J B Hutchison                      400,809                        69.25 pence
J D Slater                         162,455                        69.25 pence
A J Weir                           400,809                        69.25 pence

The options are exercisable between three and ten years following grant provided the performance target, which measures share price growth against the FTSE Small Cap Index, has been satisfied. No options will vest if performance is below median; 50 per cent of the shares under option will vest at median and there will only be full vesting if the Company's share price performance is in the upper quartile (with options vesting pro rata between median and upper quartile).

                                ----ends----

Enquiries:

Vernalis plc +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick  Group +44 (0) 20 7404  5959
Jon Coles
Wendel  Verbeek

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Enclosure 11


                            SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest
Morley Fund Management Limited (a subsidiary of Aviva plc) and Aviva plc


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial ownership by shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd                                     1,237,839
Chase GA Group Nominees Ltd                                        3,174,567
Chase Nominees Ltd                                                   275,100
CUIM Nominee Ltd                                                   1,364,324

5. Number of shares / amount of stock acquired

180,100

6. Percentage of issued class

0.09%

7. Number of shares / amount of stock disposed

N / A

8. Percentage of issued class

N / A

9. Class of security Ordinary

5p shares

10. Date of transaction

20th April 2005

11. Date company informed

21st April 2005

12. Total holding following this notification

6,051,830

13. Total percentage holding of issued class following this notification

3.04%

14. Any additional information

15. Name of contact and telephone number for queries

Tony Weir, Chief Financial Officer, + 44 (0)118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification
22nd April 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure 12


Date 26 April 2005

                 Vernalis Annual Report and Accounts 2004 including Notice of Annual General Meeting and Form of Proxy

Copies of the above document have today been submitted to the UKLA and will shortly be available for inspection at the UKLA's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: +44 (0)20 7676 1000

The document may also be viewed on the Company's website: www.vernalis.com

                               ----ends----


Date: May 6, 2005                                  Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer